SUBSIDIARIES OF THE REGISTRANT

Tempress Systems, Inc. -- Incorporated Sunder the laws of the State of Texas.

Echelon Service Company -- Incorporated under the laws of the State of Maryland.

Echelon Security Services Company -- Incorporated under the laws of the State of Maryland (a subsidiary of Echelon Service Company).